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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         ------------------------------

                            FIRST COMMONWEALTH, INC.
                           (Name of Subject Company)

                         ------------------------------

                          THE GUARDIAN LIFE INSURANCE
                               COMPANY OF AMERICA
                            FLOSS ACQUISITION CORP.

                                   (Bidders)
                         ------------------------------

                    Common Stock, par value $.001 per share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                         ------------------------------

                                   319983102
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                 Herschel Reich
                              Debra R. Smith, Esq.
                 The Guardian Life Insurance Company of America
                             201 Park Avenue South
                            New York, New York 10003
                                 (212) 598-8000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                         ------------------------------

                                    COPY TO:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                          1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                           CALCULATION OF FILING FEE

--------------------------------------------
--------------------------------------------
     TRANSACTION         AMOUNT OF FILING
     VALUATION*                FEE**

--------------------------------------------
   $100,834,375.00          $20,166.88
--------------------------------------------
--------------------------------------------

 * Estimated solely for the purpose of determining the registration fee. This calculation assumes the purchase of 4,033,375 shares of Common Stock at a price of $25.00 per share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                  Filing Party:
Form or Registration No.:                Date Filed:

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
                             SCHEDULE 14D-1 AND 13D

CUSIP No. 319983102
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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    The Guardian Life Insurance Company of America
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
                                                                         (b) /X/
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

      WC
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)                                           / /
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

      0*
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8.  CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
    EXCLUDES CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      0.0%*
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10. TYPE OF REPORTING PERSON

      IC
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*   On May 19, 1999, The Guardian Life Insurance Company of America, a New York
    corporation ("Parent"), entered into a Stockholder Agreement (each, a "Stockholder Agreement" and collectively, the "Stockholder Agreements") with each of Christopher C. Multhauf and David W. Mulligan (collectively, the 'Stockholders"), which Stockholders own an aggregate of 697,075 shares of Common Stock, par value $.001 per share (the "Subject Shares"), of the Company. Pursuant to such Stockholder Agreements and subject to the terms and conditions contained therein, the Stockholders will (i) validly tender and not withdraw the Subject Shares, pursuant to the Offer (as defined in the Offer to Purchase dated May 25, 1999 (the "Offer to Purchase")) and (ii) vote the Subject Shares in favor of the Merger (as defined in the Offer to Purchase), the approval and adoption of the Merger Agreement (as defined in the Offer to Purchase) and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The filing of this information by Parent and Floss Acquisition Corp., a Delaware corporation (the "Purchaser") shall not be construed as an admission that either Parent or the Purchaser, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of the Subject Shares and such persons expressly disclaim any beneficial ownership. The Stockholder Agreements are attached hereto as Exhibit (c)(2) and (c)(3).

                             SCHEDULE 14D-1 AND 13D

CUSIP No. 319983102
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Floss Acquisition Corp.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)                                           / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

      0*
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8.  CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
    EXCLUDES CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      0.0%*
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10. TYPE OF REPORTING PERSON

      CO
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*   On May 19, 1999, Parent entered into a Stockholder Agreement with each of the Stockholders, which Stockholders own an aggregate of 697,075 shares of Common Stock, par value $.001 per share, of the Company. Pursuant to such Stockholder Agreements and subject to the terms and conditions contained therein, the Stockholders will (i) validly tender and not withdraw the Subject Shares, pursuant to the Offer and (ii) vote the Subject Shares in favor of the Merger, the approval and adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The filing of this information by Parent and the Purchaser shall not be construed as an admission that either Parent or the Purchaser, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of the Subject Shares and such persons expressly disclaim any beneficial ownership. The Stockholder Agreements are attached hereto as Exhibit (c)(2) and (c)(3).

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to each Stockholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) This statement relates to the securities of First Commonwealth, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 600, 444 N. Wells St., Chicago, Illinois 60610.

    (b) This statement relates to the shares of Common Stock, par value $.001 per share, of the Company, including the associated preferred stock purchase rights (together, the "Shares"). The information regarding the number of Shares outstanding, the exact amount of Shares being sought and the consideration being offered therefor is set forth in the Introduction to the Offer to Purchase dated May 25, 1999 (the "Offer to Purchase") and is incorporated herein by reference.

    (c) The information concerning the principal markets in which the Shares are traded and the sales prices for the Shares for each quarterly period during the past two years is set forth in the Offer to Purchase under Section 6--"Price Range of Shares; Dividends" and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) Floss Acquisition Corp. (the "Purchaser") is a Delaware corporation and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"). The information set forth in the Offer to Purchase under Section 8--"Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference. The name, business address, present principal occupation or employment and material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e), (f) During the last five years, none of the Purchaser or Parent, or, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 10-- "Background of the Offer" and Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in the Offer to Purchase under Section 9--"Source and Amount of Funds" is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the Offer to Purchase under the Introduction, Section 11-- "Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 8-- "Certain Information Concerning the Purchaser and Parent", Section 10--"Background of the Offer" and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Offer to Purchase under the Introduction,
Section 10--"Background of the Offer", Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 15--"Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offer to Purchase under Section 16--"Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in the Offer to Purchase under Section 8--"Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Purchase under Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

    (b)-(c) The information set forth in the Offer to Purchase under Section 15--"Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the entire text of each of the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                                  DESCRIPTION
-----------------  -----------------------------------------------------------------------------------------------
Exhibit (a)(1)     Offer to Purchase.
Exhibit (a)(2)     Letter of Transmittal.
Exhibit (a)(3)     Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(4)     Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
Exhibit (a)(5)     Press Release, dated May 19, 1999, announcing the tender offer.
Exhibit (a)(6)     Form of newspaper advertisement, dated May 25, 1999, published in The Wall Street Journal.
Exhibit (a)(7)     Notice of Guaranteed Delivery.
Exhibit (a)(8)     Guidelines for Substitute Form W-9.
Exhibit (c)(1)     Agreement and Plan of Merger, dated as of May 19, 1999, among The Guardian Life Insurance
                   Company of America, Floss Acquisition Corp. and First Commonwealth, Inc.
Exhibit (c)(2)     Stockholder Agreement, dated as of May 19, 1999, between The Guardian Life Insurance Company of
                   America and Christopher C. Multhauf.
Exhibit (c)(3)     Stockholder Agreement, dated as of May 19, 1999, between The Guardian Life Insurance Company of
                   America and David W. Mulligan.
Exhibit (c)(4)     Confidentiality Agreement, dated as of March 24, 1999, between The Guardian Life Insurance
                   Company of America and First Commonwealth, Inc.
Exhibit (c)(5)     Stockholders Rights Agreement, dated as of November 1, 1995, between First Commonwealth, Inc.
                   and First Chicago Trust Company of New York, as Rights Agent.
Exhibit (c)(6)     First Amendment to Stockholders Rights Agreement, dated as of December 15, 1998.
Exhibit (c)(7)     Second Amendment to Stockholders Rights Agreement, dated as of May 19, 1999.
Exhibit (c)(8)     Non-binding Letter Agreement, dated May 18, 1999, between The Guardian Life Insurance Company of America and Christopher C. Multhauf.
Exhibit (c)(9)     Non-binding Letter Agreement, dated May 18, 1999, between The Guardian Life Insurance Company of America and David W. Mulligan.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            THE GUARDIAN LIFE INSURANCE
Dated: May 25, 1999                         COMPANY OF AMERICA

                                                                   By:  /s/ Herschel Reich
                                                                        -----------------------------------------
                                                                        Name: Herschel Reich
                                                                        Title:  Vice President, Group Health Care

Dated: May 25, 1999                                          FLOSS ACQUISITION CORP.

                                                                   By:  /s/ Herschel Reich
                                                                        -----------------------------------------
                                                                        Name: Herschel Reich
                                                                        Title:  Vice President, Dental Plans